UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-43279

Micware Co., Ltd.

Kobe Asahi Building 25th Floor
59 Naniwa-machi, Chuo-ku
Kobe, Hyogo 650-0035

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On August 7, 2026, Micware Co., Ltd. (the “Company”) issued a press release titled “Micware Co., Ltd. Announces New Equity Research Report from Alphaterra Advisory” in connection with a company-sponsored research report (the “Research Report”) prepared by Alphaterra Advisory Inc. (“Alphaterra”). The Research Report was commissioned and paid for by the Company. Alphaterra received $50,000.00 in cash from the Company for the preparation and publication of the Research Report. Investors should consider the paid nature of the engagement when evaluating the Research Report’s conclusions. Copies of the press release and the Research Report are furnished as Exhibits 99.1 and 99.2 hereto.

None of this report or the exhibits attached hereto, including the Research Report, constitute an offer to sell, or the solicitation of an offer to buy the Company’s securities, nor shall there be any sale of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction. The information contained in this report and the exhibits attached hereto, including the Research Report, is not intended to and does not constitute investment advice or a recommendation to buy, sell, or hold any securities of the Company within the meaning of applicable U.S. federal securities laws. Investors are urged to conduct their own due diligence and consult their own financial, legal, and tax advisors before making any investment decision. The views, opinions, estimates, and projections expressed in the Research Report are those of Alphaterra as of the date of the Research Report and do not necessarily reflect the views of the Company, its management, directors, or affiliates. Neither the Company nor its officers, directors, employees, or agents have independently verified, and none of them makes any representation or warranty, express or implied, as to the accuracy, completeness, or reliability of the information, analysis, or conclusions contained in the Research Report, and none of them assumes any responsibility or liability therefor.

Exhibit Index

Exhibit No.	Description
99.1	Press Release
99.2	Company-Sponsored Research Report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Micware Co., Ltd.

By:	/s/ Takuma Segawa
Mr. Takuma Segawa
Chief Financial Officer

Date: August 7, 2026

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